EXHIBIT 12

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(dollar amounts in thousands)	2013	2012	2011	2010	2009
Earnings from continuing operations before provision for income taxes	$1,237,412	$1,137,571	$1,010,262	$813,122	$515,282

Add fixed charges:
Interest expense	124,647	125,995	124,783	115,324	116,048
Rental Expense	91,209	80,350	76,529	65,080	63,415
Rent expense (interest portion)	30,555	26,917	25,637	21,802	21,244

Total fixed charges	155,202	152,912	150,420	137,126	137,292
Earnings as adjusted	$1,392,614	$1,290,483	$1,160,682	$950,248	$652,574

Ratio of earnings to fixed charges	8.97	8.44	7.72	6.93	4.75

The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense, the amount amortized from debt financing costs, and an estimate of the amount of interest within the Company’s rental expense. All interest expense for the Company is classified within continuing operations.